Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V.
ANNOUNCES COMPREHENSIVE RECAPITALIZATION

Mexico, D.F. January 25, 2011 — Satélites Mexicanos, S.A. de C.V. (“Satmex” or the “Company”) announced that it has reached an agreement with the holders (the “Supporting Holders”) of more than two-thirds of the outstanding principal amount of its Second Priority Senior Secured Notes due 2013 (the “Second Priority Senior Secured Notes”) regarding a comprehensive recapitalization to be effected through the solicitation of a prepackaged plan of reorganization to be filed in the United States bankruptcy court (the “Plan”). The recapitalization will provide the resources for the Company to finance the timely completion of Satmex 8, a satellite scheduled to be launched in 2012 to replace the Company’s Satmex 5 satellite, and to lay the groundwork for the future construction of Satmex 7, which is intended to replace the Company’s Solidaridad 2 satellite.

Satmex has joined in a Restructuring Support Agreement among the Supporting Holders and Holdsat Mexico S.A.P.I. de C.V., a Mexican company which was newly formed in cooperation with the Supporting Holders to effect the proposed recapitalization, and which will be majority controlled by certain Mexican partners in compliance with applicable Mexican foreign investment laws. The Plan contemplates that the recapitalization will be financed with the proceeds of an offering of up to $325 million in aggregate principal amount of new senior secured debt financing (the “New Senior Secured Debt”) and the proceeds of a rights offering of equity securities in the indirect parent of reorganized Satmex to eligible holders of Second Priority Senior Secured Notes in an aggregate amount of up to $96.25 million (the “Primary Rights”). Eligible holders of Second Priority Senior Secured Notes will also have the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40 million (the “Follow-On Rights”), which may be called by the reorganized company for purposes of funding the construction and launch of Satmex 7.

Under the terms of the Plan, holders of claims against and interests in Satmex will receive the following treatment:

•	Holders of Satmex’s First Priority Senior Secured Notes due 2011 will be paid out in cash at par plus accrued interest.

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Holders of Satmex’s Second Priority Senior Secured Notes will receive their pro rata share of (i) a pool of equity interests in the indirect parent of reorganized Satmex (the “Parent Interests”), (ii) the Primary Rights to invest in additional Parent Interests, and (iii) the Follow-On Rights, but only to the extent that holders have exercised their Primary Rights. In the alternative, such holders may elect to receive, in lieu of the Parent Interests, Primary Rights and Follow-On Rights, a cash payment of 38 cents for every dollar of Second Priority Senior Secured Notes held by such electing holders, which payment will be funded by certain of the Supporting Holders.

•	It is anticipated that other creditors, including trade creditors, will be paid in full under the Plan.

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If the Plan is consummated and certain other conditions are satisfied, existing stockholders of Satmex will receive their share of $6.25 million under a purchase agreement with Holdsat Mexico S.A.P.I. de C.V. as part of the recapitalization transactions.

The Restructuring Support Agreement provides that the Supporting Holders will vote in favor of the Plan. Furthermore, Centerbridge Partners, L.P., Monarch Alternative Capital, L.P., Moneda Asset Management, New Generation Advisors, LLC and Outrider Management, LLC and certain of their affiliates (the “Backstop Parties”) have committed to exercise all of the rights granted to them under the Plan as holders of the Second Priority Senior Secured Notes and to purchase any interests which are not subscribed by other holders.

“We are pleased by the confidence in Satmex shown by the investment commitment of the Supporting Holders,” said Patricio Northland, Chief Executive Officer of Satmex. “As a result of these initiatives our debt and interest expense will be reduced and our liquidity and equity capital will be greatly enhanced. This will provide support for ongoing service to our customers in the near term and will facilitate a number of important operating initiatives, including the completion of construction and the launch of our Satmex 8 satellite, and the entry into a construction and launch agreement for our Satmex 7 satellite. These initiatives will ensure that Satmex continues to provide our customers with the broadest and most flexible C and Ku band coverage across the hemisphere, and allow us to capitalize on the attractive growth opportunities in our core markets. We intend to move forward as expeditiously as possible to complete the recapitalization, and we anticipate that the process will have no day-to-day impact on our suppliers, customers or employees.” Mr. Northland also stated that he is grateful to the Company’s employees for their dedication and to Satmex’s customers and business partners for their continued support over the past year.

Jared S. Hendricks, a Managing Director of Centerbridge Partners, expressed appreciation on behalf of the Backstop Parties to Satmex’s management team for their tireless efforts in bringing the Company to this important threshold. “This transaction would not have been possible without the dedication and leadership of Satmex’s management team, whom the Backstop Parties are excited to support as the Company enters this next stage of its corporate development” said Mr. Hendricks.

“We believe in the opportunities for growth in the markets served by Satmex and are pleased to be part of the Company’s continued development” said Josiah Rotenberg, a Managing Principal of Monarch Alternative Capital. “We look forward to a long and mutually beneficial relationship.”

Completion of the transaction is subject to certain regulatory approvals and other conditions precedent.

Lazard and its Mexican alliance partner, Alfaro, Davila y Rios, S.C. are serving as financial advisors to Satmex, and Greenberg Traurig is serving as U.S. counsel and Santamarina y Steta and Rubio Villegas & Asociados are serving as the Company’s Mexican counsels.

Jefferies & Company, Inc. is serving as the financial advisor to certain holders of the Second Priority Senior Secured Notes, and Ropes & Gray LLP is serving as U.S. counsel and Cervantes Sainz as Mexican counsel to this group.

This press release is for informational purposes only and does not constitute a solicitation to accept or reject the proposed Plan referred to herein or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Neither the New Senior Secured Debt to be issued by the Company as debt financing for the proposed recapitalization, nor the equity interests to be issued pursuant to the rights offering or as part of the restructuring of Second Priority Senior Secured Note claims will be registered under the Securities Act of 1933, as amended, and debt and/or securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the solicitation of votes to approve the Plan, the confirmation of the Plan by the applicable bankruptcy court, Satmex’s ability to obtain the financing necessary to consummate the Plan, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.

About Satmex

Satélites Mexicanos, S.A. de C.V. is a leading provider of fixed satellite services in Mexico, Central America and the Caribbean. Satmex’s fleet offers hemispheric and regional coverage throughout the Americas. Satmex owns and operates three satellites for full-time and occasional services in both C-and Ku-Bands: Solidaridad 2; Satmex 5; and Satmex 6. Thousands of users on the American continent, regardless of region or culture, benefit from Satmex services in applications such as broadband, voice and data transmission, and video broadcasting, among others. With over 30 years of expertise and landing rights in approximately 43 countries and territories, Satmex offers creative business technology solutions to improve the profitability of its customers. Satmex’s priority is empowering its customers’ businesses by providing a service of excellence for every need, all the time, anywhere in the Americas.

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